Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: + 30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com

For Immediate Release

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER
AND NINE MONTHS ENDED SEPTEMBER 30, 2025

ATHENS, GREECE, November 25, 2025 – Performance Shipping Inc. (NASDAQ: PSHG) (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today reported net income of $3.9 million for the third quarter of 2025. This result is compared to a net income of $12.4 million for the same period in 2024. Earnings per share, basic and diluted, for the third quarter of 2025 were $0.28 and $0.10, respectively.

Revenue was $18.5 million ($17.5 million net of voyage expenses) for the third quarter of 2025, compared to $22.9 million ($22.1 million net of voyage expenses) for the same period in 2024. This decrease was attributable to the decrease in time-charter equivalent rates (“TCE rates”) realized during the quarter and to the decrease in the available days following the drydock of the vessel P. Aliki in August 2025. Fleetwide, the average TCE rate for the third quarter of 2025 was $29,460, compared with an average rate of $34,307 for the same period in 2024. During the third quarter of 2025, net cash provided by operating activities was $13.5 million, compared with net cash provided by operating activities of $16.1 million for the third quarter of 2024.

Net income for the nine months ended September 30, 2025, amounted to $42.4 million, compared to a net income of $34.0 million for the nine months ended September 30, 2024. Earnings per share, basic and diluted, for the nine months ended September 30, 2025, amounted to $3.30 and $1.09, respectively.

Commenting on the results of the third quarter of 2025, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“During the third quarter of 2025, tanker market conditions remained firm, supported by increased tonne-mile demand stemming from high global demand and ongoing geopolitical disruptions. Aframax spot rates averaged approximately $37,500 per day during the period, resulting in a favorable charter rate environment for our fleet. Our balanced fleet deployment strategy—combining spot exposure through one Aframax tanker operating under a pool arrangement and stable cash flows from our time-chartered vessels—generated a fleetwide average time-charter equivalent rate of $29,460 per day and total revenue of $18.5 million.

“Net income attributable to common stockholders was $3.5 million, compared with $12.0 million in the same period of 2024. The softer year-over-year performance primarily reflects higher financing and administrative expenses associated with our Nordic bond issuance and sale and lease-back transactions, as well as increased operating costs and reduced available revenue days resulting from the scheduled drydock of our Aframax tanker, M/T P. Aliki.

“In line with our fleet renewal and expansion strategy, we recently agreed to acquire two 2019-built, eco-design Suezmax tankers, scheduled for delivery in early 2026. Employment for these vessels has been secured under three-year time charters at US$36,500 per day, while our Aframax tanker, M/T P. Long Beach, was recently employed under a two-year time-charter at US$30,500 per day. These arrangements have strengthened our cashflow visibility, increasing our secured revenue backlog to US$330 million and raising our fixed charter coverage to 70% for 2026 and 57% for 2027. With an additional vessel becoming available for employment this quarter, we expect to secure attractive terms given the constructive market fundamentals and the strong seasonal winter period for Aframax tankers.

“The acquisition of the two Suezmax tankers marks a key milestone in our ongoing fleet growth and renewal strategy, by combining newbuilds and selective second-hand vessel purchases. This position captures future market opportunities through the operation of a younger, more competitive, and environmentally efficient fleet. In fact, since the end of last year, our operating fleet capacity in deadweight terms has increased by 75% when including the three vessels scheduled for delivery in January, and at the same time our fleet average age has declined from 13.6 to 9.2 years.

“Supported by the US$100 million Nordic bond issuance, our quarter-end cash position of US$212 million underscores our strong liquidity and conservative capital structure, providing significant flexibility to fund our ongoing expansion initiatives.”

Corporate Developments

Update on Outstanding Shares and Warrants

As of November 24, 2025, the Company had outstanding 12,432,158 common shares. In addition, the following common share purchase warrants were outstanding as of such date:

•	Class A Warrants to purchase up to 567,366 common shares at an exercise price of $15.75 per common share;
•	Warrants issued July 19, 2022, to purchase up to 1,033,333 common shares at an exercise price of $1.65 per common share;
•	Warrants issued August 16, 2022, to purchase up to 2,122,222 common shares at an exercise price of $1.65 per common share;
•	Series A Warrants issued March 3, 2023, which are exchangeable for up to 14,300 common shares; and
•	Series B Warrants issued March 3, 2023, to purchase up to 4,097,000 common shares at an exercise price of $2.25 per common share.

Finally, the Company had 50,726 shares of its Series B Convertible Cumulative Perpetual Preferred Stock and 1,423,912 shares of its Series C Convertible Cumulative Redeemable Perpetual Preferred Stock outstanding.

Update on Recent Developments

During the third quarter of 2025 and through November 24, 2025, the Company achieved several key milestones:

•	Secured 3-year time-charter agreements with Repsol Trading SA for the M/T P. Beverly Hills and M/T P. Bel Air at $36,500 per day.

•	Entered into a 2-year time-charter contract with SeaRiver Maritime, a subsidiary of ExxonMobil Corporation, for the M/T P. Long Beach at $30,500 per day.

•	Acquired two 2019-built modern, eco-design Suezmax tankers, the M/T P. Beverly Hills and M/T P. Bel Air, for $75.4 million each, net of brokerage commissions, with delivery in January 2026.

•
Took delivery of two newbuild LR2 Aframax tankers, the M/T P. Massport and M/T P. Tokyo, and commenced 5-year time-charter contracts with Clearlake Shipping Pte Ltd, a subsidiary of the Gunvor Group, at $31,000 per day.

•	Secured a 1-year time-charter with Pakistan National Shipping Corporation for the M/T P. Aliki at $30,000 per day.

•	Completed the issuance of $100 million 9.875% Nordic bonds due July 2029.

Tanker Market Update for the Third Quarter of 2025:

• Tanker fleet supply was 707.4 million dwt, up 0.8% from 702.1 million dwt from the previous quarter and up 2.0% from Q3 2024 levels of 693.6 million dwt.

• Tanker demand is expected to remain firm heading into late 2025, driven by strong winter seasonality, rising Middle East and Brazilian export volumes, and shifting trade flows stemming from sanctions-related disruptions. In 2026, seaborne oil trade in tonne-miles is expected to grow by approximately 1.1%, supported by increased OPEC+ exports and strengthening Chinese import activity, while sanctions-driven trade rerouting pushes more cargoes onto long-haul routes, sustaining strong tonne-mile growth despite modest fleet expansion.

• Tanker fleet supply in deadweight terms is estimated to grow by 2.3% in 2025 and by 4.2% in 2026.

• Analysts project tanker fleet utilization to decline by 2.5% in 2026 and a further 0.3% in 2027, while standing at around 82-83% in 2026.

• Newbuilding tanker contracting was 7.9 million dwt in the third quarter, resulting in a tanker orderbook-to-fleet ratio of 15.2%.

• Daily spot charter rates for Aframax tankers averaged $37,538, down 12.2% from the previous quarter average of $42,765 and up 18.3% from Q3 2024 average of $31,724.

• The value of a 10-year-old Aframax tanker at the end of the third quarter was $50.0 million, unchanged from the previous quarter, and down 15.3% from $59.0 million in Q3 2024.

• The number of tankers used for floating storage (excluding dedicated storage) stood at 122 (14.3 million dwt) in the third quarter, up 0.8% from 121 (13.1 million dwt) at the end of the previous quarter and up 4.3% from 117 (13.8 million dwt) in Q3 2024.

• Global oil consumption was 105.0 million bpd, up 0.7% from the previous quarter level of 104.2 million bpd, and up 1.3% from Q3 2024 levels of 103.6 million bpd.

• Global oil production was 107.6 million bpd, up 2.3% from the previous quarter level of 105.1 million bpd and up 4.4% from Q3 2024 levels of 103.1 million bpd.

• OECD commercial inventories were 2,875 million barrels, up 3.5% from the previous quarter level of 2,779 million barrels, and up 2.9% from Q3 2024 levels of 2,794 million barrels.

The above market outlook update is based on information, data, and estimates derived from industry sources. There can be no assurances that such trends will continue or that anticipated developments in tanker demand, fleet supply or other market indicators will materialize. While we believe the market and industry information included in this release to be generally reliable, we have not independently verified any third-party information or verified that more recent information is not available.

Summary of Selected Financial & Other Data

(in thousands of US Dollars, except per share data, fleet data and average daily results)	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
STATEMENT OF OPERATIONS DATA:
Revenue	$18,538	$22,889	$58,014	$65,768
Voyage expenses	980	795	3,608	2,378
Vessel operating expenses	6,126	4,777	15,163	14,700
Net income	3,912	12,411	42,413	34,027
Net income attributable to common stockholders	3,454	11,953	41,040	32,652
Earnings per common share, basic	0.28	0.96	3.30	2.65
Earnings per common share, diluted	0.10	0.32	1.09	0.87
FLEET DATA
Average number of vessels	7.0	7.0	6.6	7.0
Number of vessels	8.0	7.0	8.0	7.0
Ownership days	645	644	1,814	1,918
Available days	596	644	1,765	1,918
Operating days (1)	580	644	1,734	1,902
Fleet utilization	97.3%	100.0%	98.2%	99.2%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (2)	$29,460	$34,307	$30,825	$33,050
Daily vessel operating expenses (3)	$9,498	$7,418	$8,359	$7,664

(1)
Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire. The specific calculation counts as on-hire the days of the ballast leg of the spot voyages, as long as a charter party is in place. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(2)
Time charter equivalent rates, or TCE rates, are defined as revenue (voyage, time charter and pool revenue), less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters, time charters and bareboat charters).

(3)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Fleet Employment Profile (As of November 25, 2025)
Performance Shipping Inc.’s fleet is employed as follows:

	Vessel	Year of Build	Capacity	Builder	Charter Type	Notes

Operating Aframax Tanker Vessels

1	BLUE MOON	2011	104,623 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Time-Charter

2	BRIOLETTE	2011	104,588 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Time-Charter

3	P. SOPHIA	2009	105,071 DWT	Hyundai Heavy Industries Co., LTD	Pool

4	P. ALIKI	2010	105,304 DWT	Hyundai Heavy Industries Co., LTD	Time-Charter

5	P. MONTEREY	2011	105,525 DWT	Hyundai Heavy Industries Co., LTD	Time-Charter

6	P. LONG BEACH	2013	105,408 DWT	Hyundai Heavy Industries Co., LTD	Time-Charter
7	P. MASSPORT	2025	114,035 DWT	China Shipbuilding Trading Company Limited and Shanghai Waigaoqiao Shipbuilding Company Limited	Time-Charter
8	P. TOKYO	2025	114,014 DWT	China Shipbuilding Trading Co. Ltd. (“CSTC”) and Shanghai Waigaoqiao Shipbuilding Co. Ltd.	Time-Charter

Suezmax Tanker Vessels
9	tbn P. BEVERLY HILLS	2019	157,286 DWT	Hyundai Samho Heavy Industries	Time-Charter	1

10	tbn P. BEL AIR	2019	157,286 DWT	Hyundai Samho Heavy Industries	Time-Charter	1

Newbuilding LR1 and LR2 Tanker Vessels
11	HULL 1597 tbn P. MARSEILLE	-	114,000 DWT	China Shipbuilding Trading Co. Ltd. (“CSTC”) and Shanghai Waigaoqiao Shipbuilding Co. Ltd.	Time-Charter	2,3

12	HULL 1624	-	75,000 DWT	Jiangsu Yangzijiang Shipbuilding Group Co., Ltd.	Time-Charter	2,3

[1]
As previously announced, the Company has contracted to acquire two Suezmax tanker vessels with delivery to the Company between December 2025 and January 2026, and has secured time charter contracts for both vessels to commence upon delivery to the Company.

[2]	As previously announced, the Company has secured time charter contracts for all of its newbuilding vessels, with employment to commence upon delivery of the vessels to the Company.
[3]	Expected delivery dates to the Company, as per current management’s estimations, are: January 2026 for Hull 1597, and January 2027 for Hull 1624.

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the delivery of the vessels we have agreed to acquire, future market conditions and the prospective financing and employment of our vessels. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine and the war between Israel and Hamas, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

PERFORMANCE SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
REVENUE:
Revenue	$18,538	$22,889	$58,014	$65,768

EXPENSES:
Voyage expenses	980	795	3,608	2,378
Vessel operating expenses	6,126	4,777	15,163	14,700
Depreciation and amortization of deferred charges	3,834	3,336	10,309	9,936
General and administrative expenses	2,636	2,119	6,491	5,823
Gain on vessel’s sale	-	-	(19,456)	-
(Reversal) / Provision for credit losses	-	-	27	(7)
Foreign currency losses	25	70	95	81
Operating income	$4,937	$11,792	$41,777	$32,857

OTHER INCOME / (EXPENSES):
Interest and finance costs	(2,695)	(218)	(2,773)	(1,326)
Interest income	1,672	841	3,410	2,490
Changes in fair value of warrants’ liability	(2)	(4)	(1)	6
Total other income (expenses), net	$(1,025)	$619	$636	$1,170

Net income	$3,912	$12,411	$42,413	$34,027

Dividends on preferred stock	(458)	(458)	(1,373)	(1,375)

Net income attributable to common stockholders	$3,454	$11,953	$41,040	$32,652
Earnings per common share, basic	$0.28	$0.96	$3.30	$2.65
Earnings per common share, diluted	$0.10	$0.32	$1.09	$0.87
Weighted average number of common shares, basic	12,432,158	12,432,158	12,432,158	12,343,009
Weighted average number of common shares, diluted	39,003,353	39,218,178	38,780,737	39,211,738

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
Net income	$3,912	$12,411	$42,413	$34,027
Comprehensive income	$3,912	$12,411	$42,413	$34,027

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in thousands of US Dollars)

	September 30, 2025	December 31, 2024*
ASSETS	(unaudited)

Cash, cash equivalents and restricted cash	$212,172	$71,314
Advances for vessels under construction and other vessels’ costs	35,743	58,468
Vessels, net	298,145	189,577
Other fixed assets, net	25	34
Other assets	8,228	11,000
Total assets	$554,313	$330,393

LIABILITIES AND STOCKHOLDERS’ EQUITY

Long-term debt, net of unamortized deferred financing costs	$225,296	$47,459
Other liabilities	12,734	7,691
Total stockholders’ equity	316,283	275,243
Total liabilities and stockholders’ equity	$554,313	$330,393

* The balance sheet data as of December 31, 2024 has been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Cash provided by Operating Activities	$13,494	$16,148	$40,341	$47,841
Net Cash used in Investing Activities	$(78,864)	$(7,028)	$(75,561)	$(39,718)
Net Cash provided by / (used in) Financing Activities	$180,759	$(2,341)	$176,078	$(6,867)